UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-41712

CHIJET MOTOR COMPANY, INC.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Official Name Change and New Ticker Symbol Effective December 10, 2025

CHIJET MOTOR COMPANY, INC. (the “Company”) refers to its reports on Form 6-K furnished on November 13, 2025 and November 14, 2025, in which the Company disclosed that the effective date of its official name change and new symbol ticker would be announced as soon as it has been determined. At the opening of trading on December 10, 2025, the Class A ordinary shares of the Company will begin trading on the Nasdaq Capital Market under the new name “Digital Currency X Technology Inc.” and new ticker symbol “DCX.” A form of the Company’s Third Amended and Restated Memorandum and Articles of Association is furnished as Exhibit 99.1 and incorporated herein by reference.

In connection with the name change and ticker symbol change, no action is required from the Company’s current securityholders, and the Company’s CUSIP number will remain the same.

This report on Form 6-K and the attached exhibits are incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-281314), as amended, and into each prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits Index

Exhibit No.	Description
99.1	Third Amended and Restated Memorandum and Articles of Association of Digital Currency X Technology Inc.
99.2	Press Release – Chijet Motor Company Inc. Announces Official Name Change to “Digital Currency X Technology Inc.” and New Ticker Symbol “DCX” Effective December 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2025

CHIJET MOTOR COMPANY, INC.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer